                 April 18, 2014

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	W. John Cash,
Branch Chief

Re:	Alcoa Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 13, 2014
File No. 1-3610

Dear Mr. Cash:

On behalf of Alcoa Inc. (the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 20, 2014 (the “Comment Letter”), relating to the Form 10-K for the fiscal year ended December 31, 2013 (file no. 1-3610) (the “2013 10-K”), filed by the Company on February 13, 2014. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2013

General

1.	We note from various media sources and from your Form 10-K that you are the recipient of certain “regional premiums” associated with metals warehousing. Please revise future filings, beginning with your next Form 10-Q, to provide the following expanded disclosures in MD&A:

•	Your disclosures indicate you have derivative contracts related to regional premiums, which implies the premiums are a separate revenue element. Disclose and discuss the nature and purpose of the premiums and provide a breakout of premium revenues and any associated direct costs, for each period presented;

W. John Cash

April 18, 2014

•	Disclose the amounts that the premiums represent in your average realized prices per metric ton of aluminum for each relevant segment for each period presented;

•	We note the LME and European regulators have made recent changes to aluminum warehousing rules. Please expand your risk factor disclosure to more fully discuss the implications to your financial statements of current LME warehousing rule changes as well as the potential for and impact of rule changes in the U.S. It appears the rule changes could have a negative impact on the amount of premiums you may receive in the future. If that is accurate, your disclosures should, at a minimum, address the potential impact on revenues, net earnings, inventory valuations and fixed asset valuations;

•	It appears global aluminum inventory supply could potentially flood the marketplace for some period of time as a result of reduced warehousing periods. If you believe this is reasonably possible, please disclose how you would expect to react to any shift in available aluminum supply, including any potential for reduced production. Also, provide investors with indicative disclosures of the expected amount of time that would be required for the marketplace to work through existing aluminum supply (assuming current demand levels) currently residing in warehouses as well as the likely effect on global aluminum prices. To the extent you expect a significant change in global aluminum prices resulting from an increased supply of aluminum, disclose and discuss the potential impact anticipated pricing changes could have on your financial statements.

•	Provide us draft disclosure enhancements as part of your response.

Response: The Company advises the Staff that the overall price of primary aluminum consists of several components, typically quoted in some unit of measure related to weight: 1) the underlying base metal component, which is typically based on quoted prices from the London Metal Exchange (LME); 2) the regional premium, which comprises the incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States); and 3) the product premium, which represents the incremental price for receiving physical metal in a particular shape (e.g., coil, billet, slab, rod, etc.) or alloy. Each of the above three components has its own drivers of variability. The LME price is typically driven by macroeconomic factors, global supply and demand of aluminum, and financial investors. Regional premiums tend to vary based on the supply of and demand for metal in a particular region and associated transportation costs. Product premiums generally are a function of supply and

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April 18, 2014

demand for a given primary aluminum shape and alloy combination in a particular region. All three pricing components relate to the same physical product, primary aluminum; as such, we do not believe the regional or product premiums represent revenue elements that are separate from the underlying base metal component.

Alcoa is a global company and sells a wide variety of primary aluminum products across many regions. As such, the Company receives a number of different regional premiums and product premiums. We advise the Staff that product premiums are the subject of negotiations with our customers; disclosure of such proprietary information may result in competitive harm to the Company. We therefore consider the most relevant measures when analyzing the revenues of our Primary Metals segment to be tons shipped and the average realized price per metric ton of aluminum, which encompasses all of the components discussed above. This information is provided for all periods presented in the Management’s Discussion and Analysis section of our filings. As the regional premiums became a more significant driver of movements in the overall realized price in 2013, we highlighted this impact in our disclosures.

In response to the Staff’s comment, we will expand disclosures in future filings, beginning with the next Form 10-Q, to include in our risk factors and in Management’s Discussion and Analysis a more detailed description of the nature of the individual components comprising our average realized price per metric ton of aluminum. We have included the proposed new disclosures at the conclusion of our response below.

The LME offers a number of standard aluminum futures contracts through approved brokers, thereby creating a highly liquid market that allows companies to hedge the metal component of purchases or sales. Substantially all of the Company’s hedging activities with respect to metal concern this base metal portion. However, aside from certain LME-linked supply agreements (the most significant being certain of our energy contracts), the Company does not engage in significant hedging of aluminum price movements. Alcoa positions itself as providing shareholders and potential investors exposure to the aluminum market; as such, the revenue streams and the operating performance of its Primary Metals business are fundamentally dependent on metal prices, which include the LME price and associated premiums.

We do not have significant derivative contracts associated with regional premiums; historically, the market for such instruments has been highly illiquid. The LME is currently considering introducing a regional premium contract in an effort to create a more liquid market to assist producers and consumers of primary aluminum in hedging this portion of their revenue or costs, respectively. In the event the Company elects to enter into such premium contracts in the future, we would apply all accounting and disclosure requirements to such instruments.

We note the Staff’s comment on the recent proposed changes to the LME warehousing rules. The Company is unable to predict the extent to which the proposed rule changes, if implemented, would affect LME prices and/or regional and product

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April 18, 2014

premiums or the timing of any potential impact. In response to the Staff’s comment, in future filings, we will expand our risk factors to highlight the uncertainty that ultimate implementation of the proposed rules might introduce into the market. The proposed new risk factor disclosure is included below.

We also note the Staff’s comment on global aluminum inventory levels and agree that potential future reductions in such levels may have consequences on aluminum producers and metal prices. In addition to inventory movements, industry participants face a number of other possible risks, including, but not limited to: availability and cost of energy; costs of raw materials, including LME-linked costs; the impact of non-market forces on global capacity; reduced demand, or lack of increased demand, in aluminum end-markets; negative economic conditions; and use of substitute materials for various applications. We do not believe it is possible to isolate or quantify the potential impact of any one risk factor, including predictions on the amount of time over which a possible future reduction in global inventories might occur or the resulting impact, if any, on global aluminum prices and production capacity. In response to the Staff’s comment, we will expand our risk factor disclosure regarding the current high LME inventory levels and proposed new LME warehousing rules to highlight that the release of substantial inventories of aluminum into the market could lead to a reduction in the price of aluminum.

As discussed above, and in response to the Staff’s comment, we will include the following additional disclosures in future filings, beginning with the next Form 10-Q:

A.	Risk Factors

We will include the following revised and new risk factors (proposed additions are underscored and proposed deletions are indicated by strike-outs).

Alcoa could be materially adversely affected by declines in aluminum prices, including global, regional and product-specific prices.

The overall price of primary aluminum consists of several components: 1) the underlying base metal component, which is typically based on quoted prices from the London Metal Exchange (LME); 2) the regional premium, which comprises the incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States); and 3) the product premium, which represents the incremental price for receiving physical metal in a particular shape (e.g., coil, billet, slab, rod, etc.) or alloy. Each of the above three components has its own drivers of variability. The LME price is typically driven by macroeconomic factors, global supply and demand of aluminum (including expectations for growth and contraction and the level of global inventories), and financial investors. Regional premiums tend to vary based on the supply of and demand for metal in a particular region and associated transportation costs. Product premiums generally are a function of supply and demand for a given primary aluminum shape and alloy combination in a particular region. ~~The price of aluminum is frequently volatile and changes in response to general economic conditions, expectations for supply and demand growth or contraction, and the level of global inventories.~~ Speculative trading in aluminum and the influence of hedge funds and other financial institutions participating in commodity markets have also increased in recent years, contributing to higher levels of price volatility. In 2013, the LME price of aluminum reached a high of $2,123 per metric ton and a low of $1,695 per metric ton. Continued high LME inventories, or the release of substantial inventories into the market, could lead to a reduction in the price of aluminum. Declines in the LME price have had a negative impact on Alcoa’s results of operations. Additionally, Alcoa’s results could be adversely affected by decreases in regional premiums that participants in the physical metal market pay for immediate delivery of aluminum. Although regional premiums have reached levels substantially higher than historical averages during 2013 and 2014, new LME warehousing rules (see risk factor entitled “New LME warehousing rules could cause aluminum prices to decrease.”) or other factors may cause these premiums to decrease, which would have a negative impact on our results of

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April 18, 2014

operations. A sustained weak LME aluminum pricing environment, deterioration in LME aluminum prices, or a decrease in regional premiums or product premiums could have a material, adverse effect on Alcoa’s business, financial condition, and results of operations or cash flow.

New LME warehousing rules could cause aluminum prices to decrease.

In 2013, the LME announced new rules scheduled to take effect on April 1, 2014 that would require LME warehouses, under certain conditions, to deliver out more aluminum than they take in. Although in March 2014 a court in the United Kingdom ruled that the LME’s consultation process in developing the new rules had been unfair and unlawful, if these rules (after appeal of the ruling or a revised consultation process) or similar new rules become effective, such rules could cause an increase in the supply of aluminum to enter the physical market and may cause regional delivery premiums, product premiums and LME aluminum prices to fall. Decreases in regional delivery and product premiums, decreases in LME aluminum prices and increases in the supply of aluminum could have a material adverse effect on Alcoa’s business, financial condition and results of operations or cash flow.

B.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Under the table where we present various operating metrics of the Primary Metals segment, we will include a footnote to the average realized price per metric ton of aluminum figure, stating: “Average realized price per metric ton of aluminum includes three elements: a) the underlying base metal component, based on quoted prices from the London Metal Exchange (LME); b) the regional premium, which represents the incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States); and c) the product premium, which represents the incremental price for receiving physical metal in a particular shape (e.g., coil, billet, slab, rod, etc.) or alloy.”

W. John Cash

April 18, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 75

Goodwill, page 77

2.	We note your disclosure that you have a reporting unit known as “Alcoa Power and Propulsion.” Please clarify whether this reporting unit services the power and propulsion industries by supplying engineered products and solutions or if it comprises your power generation business and underlying power generation assets. If this reporting unit does not supply engineered products and solutions, please explain your basis for including it in the Engineered Products and Solutions reportable segment.

Response: The Company advises the Staff that the Alcoa Power and Propulsion (APP) reporting unit is part of our downstream operations and supplies engineered products and solutions, specifically investment castings, to the power and propulsion industries. Some examples of products are airfoils and engine blades for jet engines and industrial gas turbines. We confirm to the Staff that none of the Company’s power generation assets is contained within the APP reporting unit. Such generation assets are principally included in the Primary Metals reporting unit, as these assets have been an integral part of Alcoa’s smelting operations.

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W. John Cash

April 18, 2014

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact me at (212) 836-2685 or Robert Collins, Vice President and Controller, at (412) 553-1772.

Sincerely,

/s/ William F. Oplinger
William F. Oplinger
Executive Vice President and Chief Financial Officer